Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 10
DATED FEBRUARY 19, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 10 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 10 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 9 dated February 12, 2004, Supplement No. 8 dated January 21, 2004, Supplement No. 7 dated January 12, 2004, Supplement No. 6 dated December 31, 2003, Supplement No. 5 dated December 15, 2003, (Supplement No. 5 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 4, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Promenade at Red Cliff, St. George, Utah

On February 13, 2004, we acquired an existing shopping center known as Promenade at Red Cliff containing 94,936 gross leasable square feet. The center is located at 250 N. Red Cliffs Drive in St. George, Utah.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $19,636,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $207 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Old Navy, Staples, and Big 5 Sporting Goods, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Big 5 Sporting Goods	10,058	11	12.46	07/97	06/07

Old Navy	19,317	20	13.80	12/03	11/08

Staples	22,959	24	11.27	06/97	05/12

For federal income tax purposes, the depreciable basis in this property will be approximately $14,727,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Promenade at Red Cliff was built in 1998. As of February 17, 2004, this property was 97% occupied, with a total 91,917 square feet leased to 20 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Franklin Quest	1,206	12/04	30,150	25.00
Panda Express	1,513	12/05	36,312	24.00
Hollywood Entertainment	6,200	12/06	122,328	19.73
Big 5 Sporting Goods	10,058	06/07	125,352	12.46
Vitamin World	1,291	06/07	26,880	20.82
Sally Beauty Supply	1,204	06/07	22,876	19.00
Gen X Clothing	7,816	06/07	129,001	16.50
Cosmo Nails	1,017	07/07	25,128	24.00
Papa John's	1,347	12/07	35,022	24.00
Quiznos	1,424	02/08	30,223	21.22
Durango Grill	2,693	02/08	75,404	28.00
Supercuts	1,030	02/08	24,720	24.00
Mo's & Beyond Matter	500	06/08	15,550	31.72
Thompson Smokehouse	1,365	07/08	39,585	26.00
Cold Stone Creamery	1,173	07/08	32,844	28.00
Country Clutter	1,464	07/08	36,600	25.00
Samuri 21	4,057	08/08	99,315	24.48
Old Navy	19,317	11/08	266,580	13.80
Two Fat Guys	4,283	02/09	91,074	21.26
Staples	22,959	05/12	258,750	11.27

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Newnan Crossing Phase II, Newnan, Georgia

On February 13, 2004, we acquired an existing shopping center known as Newnan Crossing Phase II containing 153,798 gross leasable square feet. The center is located at 591 Bullsboro Drive in Newnan, Georgia. This property is adjacent to Newnan Crossing West, which we acquired on December 24, 2003 for approximately $16,808,000. Newnan Crossing West contains 131,196 gross leasable square feet.

We purchased this property from an unaffiliated third party. Our total acquisition cost for Phase II was approximately $22,362,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $145 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Four tenants, Old Navy, Michael's, TJ Maxx and Office Depot, each lease more than 10% of the total gross leasable area of the Phase II property. The leases with these tenants require the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Michael's	23,704	15	9.00	06/99	02/09

Old Navy	25,000	16	9.00	09/99	09/04

Office Depot	30,000	20	10.75	06/99	06/14

TJ Maxx	30,194	20	7.30	08/99	08/09

For federal income tax purposes, the depreciable basis in Phase II will be approximately $16,772,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Newnan Crossing Phase II was built in 1999. As of February 17, 2004, the property was 100% occupied, with a total 153,798 square feet leased to 13 tenants and one ground lease. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Old Navy	25,000	09/04	225,000	9.00
Radio Shack	3,000	08/06	51,000	17.00
Stratus Communication	1,300	12/06	22,750	17.50
Hibbett's Sporting Goods	7,000	01/07	94,500	13.50
Hallmark	5,000	02/07	72.500	14.50
Crystal Nails & Tan	1,300	04/07	23,400	18.00
Michaels	23,704	02/09	213,336	9.00
Rack Room	7,300	07/09	116,800	16.00
TJ Maxx	30,194	08/09	220,500	7.30
Party City	12,000	10/09	156,000	13.00
Payless Shoesource	3,000	11/09	48,000	16.00
Sizes Unlimited	5,000	01/12	77,500	15.50
Office Depot	30,000	06/14	322,500	10.75
O'Charley's *	*	02/14	60,000	*

* ground lease

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Stockholders' Meetings

Our board of directors announced the annual meeting of the stockholders will be held on June 8, 2004, at 9:00 a.m., at our offices located at 2901 Butterfield Road, Oak Brook, IL. The meeting will be for shareholders of record as of March 31, 2004.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of February 17, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	32,125,038	321,227,742	31,174,848	290,052,894

Shares sold pursuant to our distribution reinvestment program	142,411	1,352,905	-	1,352,905

	32,287,449	322,780,647	31,174,848	291,605,799

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.